

November 6, 2023

Daniel Jones
Chief Executive Officer
SeqLL, Inc.
3 Federal Street
Billerica, MA 01821

> **Re: SeqLL, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed October 27, 2023**
> **File No. 333-272908**

Dear Daniel Jones:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2023 letter.

Amendment No. 6 to Registration Statement on Form S-1

The Merger, page 2

1. We note your revised disclosure that in connection with the merger the company will issue Merger Notes in the aggregate principal amount of $20 million. We also note your disclosure on page 25 that the Merger Notes have a maturity date of November 17, 2023. Please revise this section to discuss the Merger Notes in greater detail to include their maturity date and the company's plans to repay such notes given the short timeframe until their maturity date. Additionally, we note that November 17, 2023 appears to be a relevant date related to Lyneer's existing indebtedness, forbearance agreement, etc. Please revise to discuss the significance of this date in relation to the Merger Notes and Lyneer existing indebtedness. Please include enough information so investors can clearly understand the company's near term financing requirements.

<u>Liquidity & Capital Resources, page 47</u>

2.  We note per the risk factor on page 25 that you believe the net proceeds from this offering, together with the cash on hand and cash generated from operations, will not be sufficient to pay the Merger Notes and your other outstanding indebtedness in full when due.  We also note that the maturity date of the Merger Notes is November 17, 2023. Please discuss the course of action the company has taken or proposes to take to remedy this deficiency pursuant to Item 303 (b)(1)(i) of Regulation S-K.  Additionally, discuss the consequences of non-payment of the Merger Notes by their maturity date, including any impact on other outstanding indebtedness.

<u>Unaudited Pro Forma Condensed Combined Balance Sheets</u>
<u>Note 3: Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 64</u>

3.  We note that adjustment 2(d) adjusts to remove all related party balances from noncurrent liabilities, including joint and several debt obligations between Lyneer and IDC, which will take place immediately prior to the consummation of the merger.  However, we note on page 50 that it is not expected that Lyneer will be released as an obligor under the Term Note, the Seller Notes, and the Earnout notes until the Merger notes are paid in full. We further note per page 25 that you will be required to raise additional funds in order to repay the Merger Notes.  Please revise the pro forma adjustment accordingly, or advise.

4.  Please reflect the Merger Notes that will be issued with the closing of this offering in the pro forma balance sheet pursuant to Rule 11 of Regulation S-X.

    Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc:     Eric M. Hellige